Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated February 25, 2021
Relating to Prospectus Supplement dated August 3, 2020 and
Prospectus dated February 13, 2020
Registration No. 333-236415

PROSPECT CAPITAL CONVERTIBLE PREFERRED STOCK

- **Prospect Capital Corporation** (NASDAQ: PSEC, "Prospect") is a leading provider of flexible private debt and equity capital to sponsor-owned and non-sponsor-owned middle-market companies in the United States with **$5.7 billion[1] in assets**
- **PSEC launched a $1 billion preferred stock offering**
- **Established in 2004, PSEC has 4 investment grade corporate ratings** (BBB- by S&P, Baa3 by Moody's, BBB- by Kroll, and BBB by Egan-Jones)
- The preferred stock is rated BB by S&P

Downside Protection
Preferred stock is senior to $3.4 billion[1] of common equity
Investors' Interests Protected
Insiders own 28%[1] of common equity
PSEC
Liquidity
Liquidity from day one[2]
Income Potential
5.5% Fixed Cumulative Annual Dividend, Paid Monthly[3]

This advertisement does not constitute an offer to sell, nor a solicitation of an offer to buy the securities described herein. Such an offering is made only by means of a prospectus.

The security investment described herein relates solely to Prospect Capital's Convertible Preferred Stock, a non-traded security of Prospect which has not been listed on any exchange. The risks and rewards of investing in the Convertible Preferred Stock are separate and distinct from an investment in Prospect's common stock listed on the Nasdaq Global Select Market.

This is neither an offer to sell nor a solicitation of an offer to buy the securities described herein. An offering is made only by the prospectus. This sales and advertising literature must be read in conjunction with the prospectus in order to understand fully all of the implications and risks of the offering of securities to which it relates. A copy of the prospectus must be made available to you in connection with this offering. Shares of Convertible Preferred Stock are not suitable for all investors. Neither the Attorney General of the State of New York, the SEC nor any other state or federal regulators have passed on or endorsed the merits of this offering. Any representation to the contrary is unlawful.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR and the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 855-330-6594 or emailing salesdesk@pcsalts.com.

Securities offered through [ ]. Member FINRA and SIPC. Investment Advisory Services offered through [ ], an SEC Registered Investment Adviser.

1. Data as of 12/31/2020.
2. Series A shares are subject to a 5-year declining conversion fee (9%, 8%, 7%, 6%, 5%). Series M shares have a 90-day dividend recapture provision in year 1. The issuer must complete the conversion request prior to the next conversion date and there are two conversion dates per month.
3. Intended to be paid monthly as authorized by the Board of Directors.